Exhibit 99.1

Media Release

March 26, 2013

TELUS offering C$1.7 billion in new debt notes

C$1.1 billion of 11-year notes with 3.35 per cent interest rate

C$600 million of 30-year notes with 4.40 per cent interest rate

Vancouver, B.C. – TELUS announced today it is offering C$1.7 billion of senior unsecured notes in two tenors, the first with an 11-year maturity, the second with a 30-year maturity. The notes are offered through a syndicate of agents led by CIBC World Markets, RBC Capital Markets, and Scotia Capital. Closing of the offering is expected to occur on or about April 1, 2013.

The 3.35 per cent 11-year Notes, Series CK, were priced at $99.435 per $100 principal amount for an effective yield of 3.412 per cent per annum and will mature on April 1, 2024. The 4.40 per cent 30-year Notes, Series CL, were priced at $99.768 per $100 principal amount for an effective yield of 4.414 per cent per annum and will mature on April 1, 2043.

The net proceeds of the offering will be used to repay the Company’s outstanding C$300 million of 5.00 per cent Series CB Notes due June 3, 2013 at maturity, to fund the proposed early redemption of the Company’s outstanding C$700 million of 4.95 per cent Series CF Notes due May 15, 2014, to repay outstanding commercial paper (short term floating rate debt) and for general corporate purposes.

TELUS has filed a prospectus supplement to its short form base shelf prospectus dated October 3, 2011 with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from CIBC World Markets Inc., Debt Capital Markets, 161 Bay Street, 5th floor, Toronto Ontario, M5J 2S8 c/o Scott Burrows, telephone 416-956-3049 or e-mail scott.burrows@cibc.com.

Forward Looking Statements

This media release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, including the repayment of the 5.00 per cent Notes due June 3, 2013 and completion of the early redemption of the 4.95 per cent Notes due May 15, 2014, and are therefore subject to risks and uncertainties which could cause actual amounts, results, performance or achievements to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS’ reports, public disclosure documents, including TELUS’ Management’s discussion and analysis and Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $10.9 billion of annual revenue and 13.1 million customer connections including 7.7 million wireless subscribers, 3.4 million wireline network access lines, 1.4 million Internet subscribers and 678,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 697-8107

ir@TELUS.com

Shawn Hall

TELUS Media and Social Relations

(604) 697-8176

Shawn.Hall@TELUS.com

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